Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: July 18, 2018

ORGANIZATIONAL UPDATE ON PLANNED MERGER

In May, we proudly shared the news of our planned merger with MB Financial, Inc. While waiting for regulatory and shareholder approval and until the closing of the merger, we continue to operate as separate companies. At the same time, however, we also have been busy working on an integration plan to ensure the transition, targeted for the first quarter of 2019, will be as smooth as possible. Part of that work includes planning for who will lead the new organization. Today, I’m happy to announce some of those leadership decisions.

As shared earlier, Mitch Feiger, currently president and CEO of MB Financial, Inc., will become chairman and CEO of our Chicago region upon closing of the merger. Eric Smith will continue to serve as regional president through closing and will have a significant role in our company post-close. Eric’s leadership and work with customers, employees and the community has helped to strengthen our position and to build our brand in Chicago. His ongoing guidance and commitment will be valuable in the new organization.

Additionally in Chicago, we expect the following leadership roles post-closing:

•	Mark Heckler as senior commercial banker for the Middle Market. Mark has been at MB since 2002 and has more than 30 years of banking experience. His leadership and customer-focused approach have resulted in MB’s strong middle market position in Chicago. Bruce Comiskey, Fifth Third’s current senior commercial banker in Chicago, who has been with the Bank since 1996, has done a tremendous job over the past year helping to strengthen our Middle Market business and positioning us for future success. Bruce will continue his current responsibilities until close of the transaction and also will have a significant role in the Commercial line of business after closing.

•	Tim Hannahs will lead the Fifth Third Private Bank efforts in our combined organization. Tim has spent the majority of his 25-year career with the Private Bank and has done an excellent job of building and growing our wealth management business in Chicago.

•	Jose Pena as head of Retail, taking on additional leadership responsibility for Business Banking, focusing on companies with up to $10 million in annual revenue. Jose has been with us for 17 years and has been in banking for more than 30 years. Stephen Ball, MB’s current business banking leader, will lead the Business Banking group in our combined Chicago organization and will report to Jose. Mike Winters, whose work in Fifth Third Chicago has helped position us for future growth, will continue as regional Business Banking manager post-close, leading a sales team and reporting to Stephen Ball.

•	Joe Tunk, who joined Fifth Third recently from CIBC, as Mortgage head in the new organization. Joe has more than 25 years of mortgage experience, including time spent at BMO Harris, PNC and Chase, all in Chicago.

•	Mark Hoppe, currently president and CEO of MB Financial Bank, has 40 years of experience in commercial banking. Upon close, he will continue focusing on employee, business and community relations in Chicago.

•	Rosemarie Bouman, MB’s current chief administrative officer, as the leader of integration activities in our combined organizations. She has been with MB or its predecessors since 1983 and has deep experience with the integration of financial institutions.

The announced merger also provided an opportunity to consider how we structure our national commercial lines. To that end, effective with the merger, Jill York, who currently manages leasing and indirect lending at MB, will head equipment finance and leasing in the combined organization. Indirect lending for recreational vehicles, boats and motorcycles also will be under Jill’s leadership, as she manages that business today for MB. Jill has been at MB since 2000. Mike Sharkey, who currently oversees asset-based lending at MB, will lead our combined national asset-based lending business. Mike has more than 40 years of experience in financial services. Jill and Mike will report to Greg Schroeck. Tom Partridge, who currently leads commercial specialty products for us, will continue to lead leveraged finance, asset securitization and dealer floor plan.

While this is a high-level look at expected senior management once the merger has closed, there are many personnel and other decisions yet to be made. We are working closely across both organizations to understand opportunities and challenges, with the goal of effectively matching people and positions. As these incremental decisions are finalized, we will communicate appropriately with employees.

Talent has been a differentiator at both Fifth Third and MB. We’re confident that not only will it continue to be a differentiator for our combined company, but that it also will help us deliver customer experiences that are a Fifth Third better.

Greg Carmichael

Chairman, President and CEO

Fifth Third Bancorp

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.